                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                        Geac Computer Corporation Limited
                        ---------------------------------
                                (Name of Issuer)

                           Common Stock, No par value
                           --------------------------
                         (Title of Class of Securities)

                                    368289104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-----------------------
(1)         The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 2 of 12 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                CRESCENDO PARTNERS II, L.P., SERIES F
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 3 of 12 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 4 of 12 Pages
---------------------                                       --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                     ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  4,301,500
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               4,301,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    4,301,500
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 5 of 12 Pages
---------------------                                       --------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This  statement   relates  to  common  shares,  no  par  value  (the
"Shares"),  of Geac Computer Corporation Limited (the "Issuer").  The address of the principal executive offices of the Issuer is 11 Allstate Parkway, Suite 300,
Markham, Ontario, Canada L3R 9T8.

Item 2.     Identity and Background.
            -----------------------

            (a) This statement is filed by Crescendo  Partners II, L.P.,  Series
F,  a  Delaware  limited  partnership   ("Crescendo   Partners  II"),  Crescendo
Investments  II,  LLC,  a  Delaware  limited   liability   company   ("Crescendo
Investments  II") and Eric Rosenfeld.  Each of the foregoing is referred to as a
"Reporting  Person" and  collectively  as the  "Reporting  Persons." Each of the
Reporting  Persons is party to that certain  Joint  Filing  Agreement as further described in Item 6.

            Crescendo  Investments  II  is  the  general  partner  of  Crescendo
Partners II. The managing member of Crescendo  Investments II is Eric Rosenfeld.
By virtue of his position with Crescendo  Investments II, Mr.  Rosenfeld has the sole  power  to vote and  dispose  of the  Issuer's  Shares  owned by  Crescendo
Partners  II.  Accordingly,  the  Reporting  Persons  are hereby  filing a joint
Schedule 13D.

            (b)  The  principal  business  address  of  Crescendo  Partners  II,
Crescendo  Investments II and Mr. Rosenfeld is 10 East 53rd Street,  36th Floor,
New York, New York 10022.

            (c) The principal  business of Crescendo Partners II is investing in securities.  The principal business of Crescendo Investments II is acting as the general  partner of  Crescendo  Partners  II. The  principal  occupation  of Mr.
Rosenfeld is serving as the managing  member of Crescendo  Investments II and as the managing member of the general partner of Crescendo  Partners,  L.P.,  whose principal business is investing in securities.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Rosenfeld is a citizen of the United States of America.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 6 of 12 Pages
---------------------                                       --------------------

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            The  aggregate  purchase  price  of the  4,301,500  Shares  owned by
Crescendo Partners II is $36,628,997.60,  including brokerage  commissions.  The
Shares owned by Crescendo Partners II were acquired with partnership funds.

Item 4.     Purpose of Transaction.
            ----------------------

            The  Reporting  Persons  purchased the Shares based on the Reporting
Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and
represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            The  Reporting   Persons  have  had  preliminary   discussions  with
management  of the  Issuer  with  respect  to  obtaining  Board  representation.
Crescendo Partners II has requisitioned a list of shareholders and other related information  from the Issuer,  its registrar and transfer agent and the relevant depository,  under the  Issuer's  governing  statute and  applicable  securities rules.  Crescendo  Partners II has also retained  Innisfree M&A Incorporated for advice.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule  13D except as set forth in this  Schedule  13D or such as would occur upon completion of any of the actions  discussed above.  Each of the
Reporting  Persons  intends  to review  his/its  investment  in the  Issuer on a continuing  basis and engage in discussions with management and the Board of the
Issuer  concerning  the  business,  operations  and future  plans of the Issuer.
Depending  on  various  factors  including,  without  limitation,  the  Issuer's financial  position  and  investment  strategy,  the price levels of the Shares,
conditions  in  the  securities   markets  and  general  economic  and  industry
conditions,  each of the  Reporting  Persons may in the future take such actions with  respect to his/its  investment  in the Issuer as he/it  deems  appropriate including, without limitation, seeking Board representation, making proposals to the Issuer  concerning  changes to the  capitalization,  ownership  structure or operations of the Issuer,  purchasing additional Shares,  selling some or all of his/its  Shares,  engaging  in  short  selling  of or  any  hedging  or  similar transaction  with  respect  to the Shares or  changing  his/its  intention  with respect to any and all matters referred to in Item 4.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The aggregate percentage of Shares reported owned by each person named herein is based upon  85,939,103  Shares  outstanding,  which is the total number of Shares reported to be outstanding as of July 19, 2005, in the Issuer's
Renewal Annual  Information Form attached as Exhibit 99.1 to the Issuer's Annual
Report on Form 40-F,  as filed with the  Securities  and Exchange  Commission on
July 27, 2005, less 816,598  treasury shares the Reporting  Persons believe have been included in the total number of Shares outstanding by the Issuer.

            As of the close of business on August 11, 2005,  Crescendo  Partners
II beneficially owned 4,301,500 Shares,  constituting  approximately 5.0% of the
Shares  outstanding.  As the general partner of Crescendo Partners II, Crescendo

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 7 of 12 Pages
---------------------                                       --------------------

Investments II may be deemed to beneficially  own the 4,301,500  Shares owned by
Crescendo   Partners  II,   constituting   approximately   5.0%  of  the  Shares
outstanding.  As the managing member of Crescendo  Investments II, which in turn is the general partner of Crescendo  Partners II, Mr. Rosenfeld may be deemed to
beneficially  own  the  4,301,500   Shares  owned  by  Crescendo   Partners  II,
constituting  approximately  5.0% of the Shares  outstanding.  Mr. Rosenfeld has sole voting and dispositive  power with respect to the 4,301,500 Shares owned by
Crescendo  Partners  II by virtue of his  authority  to vote and dispose of such
Shares. Crescendo Investments II and Mr. Rosenfeld disclaim beneficial ownership of the  Shares  held by  Crescendo  Partners  II,  except to the extent of their pecuniary interest therein.

            (b) By virtue of his position  with  Crescendo  Investments  II, Mr.
Rosenfeld  has the sole power to vote and  dispose  of the  Shares  beneficially owned by Crescendo Partners II reported in this Schedule 13D.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
            Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            1.  Joint  Filing  Agreement  by and among  Crescendo  Partners  II,
                Crescendo  Investments II and Eric  Rosenfeld,  dated August 12,
                2005.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 8 of 12 Pages
---------------------                                       --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2005            CRESCENDO PARTNERS II, L.P., SERIES F

                                   By: Crescendo Investments II, LLC
                                       General Partner

                                   By: /s/ Eric Rosenfeld
                                       --------------------------------------
                                   Name:   Eric Rosenfeld
                                   Title:  Managing Member

                                   CRESCENDO INVESTMENTS II, LLC

                                   By:  /s/ Eric Rosenfeld
                                        -------------------------------------
                                   Name:  Eric Rosenfeld
                                   Title: Managing Member

                                   /s/ Eric Rosenfeld
                                   ------------------------------------------
                                   ERIC ROSENFELD

---------------------                                       --------------------
CUSIP No. 368289104                   13D                     Page 9 of 12 Pages
---------------------                                       --------------------

                                   SCHEDULE A
                                   ----------
               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock        Price Per             Date of
   Purchased/(Sold)           Share($U.S.)        Purchase/(Sale)     Exchange
   ----------------           ------------        ---------------     --------

                      CRESCENDO PARTNERS II, L.P., SERIES F
                      -------------------------------------
      100,000                 8.3428                 6/10/05            TSX
      136,300                 8.3692                 6/13/05            TSX
          100                 8.3500                 6/13/05           Nasdaq
       12,100                 8.4985                 6/15/05            TSX
       12,000                 8.5000                 6/15/05           Nasdaq
        2,800                 8.4999                 6/16/05           Nasdaq
      128,200                 8.5208                 6/17/05            TSX
          700                 8.5028                 6/17/05           Nasdaq
       50,600                 8.4809                 6/20/05            TSX
        9,200                 8.4657                 6/20/05           Nasdaq
        6,400                 8.3919                 6/21/05            TSX
        1,100                 8.4000                 6/21/05           Nasdaq
        3,500                 8.7454                 6/23/05            TSX
       12,400                 8.7500                 6/23/05           Nasdaq
       12,200                 8.4835                 7/01/05            TSX
        4,800                 8.7297                 7/06/05            TSX
          200                 8.7300                 7/06/05           Nasdaq
       15,600                 8.9971                 7/07/05            TSX
       11,500                 8.9972                 7/07/05           Nasdaq
       27,400                 9.0435                 7/08/05            TSX
       24,000                 9.0435                 7/08/05           Nasdaq
        2,400                 9.0988                 7/11/05           Nasdaq
        2,500                 9.4500                 7/12/05           Nasdaq
       49,500                 9.3926                 7/13/05            TSX
          500                 9.3800                 7/13/05           Nasdaq
       50,000                 9.3351                 7/14/05            TSX
        1,800                 9.3000                 7/14/05           Nasdaq

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 10 of 12 Pages
---------------------                                       --------------------

        1,800                 9.3502                 7/15/05            TSX
       19,600                 9.3562                 7/15/05           Nasdaq
       28,000                 9.3800                 7/18/05            TSX
        6,500                 9.3704                 7/18/05            TSX
        1,500                 9.3504                 7/18/05           Nasdaq
       25,200                 9.3783                 7/19/05            TSX
       26,700                 9.2444                 7/20/05            TSX
       53,500                 9.2312                 7/21/05            TSX
      107,400                 9.2775                 7/22/05            TSX
       20,000                 9.2806                 7/22/05            TSX
       25,000                 9.9603                 8/10/05            TSX

                          CRESCENDO INVESTMENTS II, LLC
                          -----------------------------
                                      None

                                 ERIC ROSENFELD
                                 --------------
                                      None

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 11 of 12 Pages
---------------------                                       --------------------

                                  EXHIBIT INDEX

       Exhibit                                                         Page
       -------                                                         ----

1.     Joint Filing Agreement by and among Crescendo Partners II,       12
       L.P.,  Series F,  Crescendo  Investments  II, LLC and Eric
       Rosenfeld, dated August 12, 2005.

---------------------                                       --------------------
CUSIP No. 368289104                   13D                    Page 12 of 12 Pages
---------------------                                       --------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated August 11,
2005  (including  amendments  thereto)  with respect to the Common Stock of GEAC
Computer Corporation  Limited.  This Joint Filing Agreement shall be filed as an
Exhibit to such Statement.

Dated:  August 12, 2005            CRESCENDO PARTNERS II, L.P., SERIES F

                                   By: Crescendo Investments II, LLC
                                       General Partner

                                   By: /s/ Eric Rosenfeld
                                       --------------------------------------
                                   Name:   Eric Rosenfeld
                                   Title:  Managing Member

                                   CRESCENDO INVESTMENTS II, LLC

                                   By:  /s/ Eric Rosenfeld
                                        -------------------------------------
                                   Name:  Eric Rosenfeld
                                   Title: Managing Member

                                   /s/ Eric Rosenfeld
                                   ------------------------------------------
                                   ERIC ROSENFELD